FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of October 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes   X   No

If "yes" is marked, indicate below this file number assigned to the registrant in connection with
Rule 12g-3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:　　　October 29, 2001　　　<u>SUN INTERNATIONAL HOTELS LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99	Press Release on October 29, 2001 Kersaf Defaults on Interest Payment - Sun International Accelerates $12 Million Note

Exhibit 99



Sun International

FROM: Sun International Hotels Limited
              The Bahamas
              Contact: Charles D. Adamo
              Tel: +1.242.363.6017

FOR IMMEDIATE RELEASE

KERSAF DEFAULTS ON INTEREST PAYMENT--SUN INTERNATIONAL ACCELERATES $12 MILLION NOTE

PARADISE ISLAND, The Bahamas, October 29, 2001 – Sun International Hotels Limited (NYSE: SIH) today announced that it has accelerated the maturity date of the Promissory Note in principle amount of $12 million issued by Royale Resorts Holdings Limited, a subsidiary of Kersaf Investment Limited. The acceleration of the payment of the Promissory Note is a result of a default by Royale in making its interest payment of $266,301.37, which was due on September 30, 2001.

According to the terms of the Promissory Note and acceleration notice, Royale is obligated to immediately pay the outstanding amount of the Promissory Note of $12 million, plus all accrued interest. Interest shall continue to accrue at a default rate of 11% per annum until all amounts owed to SIHL are paid. The Promissory Note was scheduled to mature on June 30, 2003.

Inquiries should be directed to Charles D. Adamo, Executive Vice President—General Counsel of Sun International Hotels Limited at 1.242.363.6017

ENDS

Contact: Mr. Charles D. Adamo
                    Executive Vice President—General Counsel, Sun International Hotels Limited, Nassau, Bahamas
                    Tel: + 1-242-363-6017
                    e-mail   charles.adamo@sunint.com